Exhibit 99.1

NEWS RELEASE

MINEFINDERS TO RELEASE FULL YEAR 2011 RESULTS ON FEBRUARY 23

Vancouver, British Columbia – February 13, 2012 – Minefinders Corporation Ltd. (“Minefinders” or the “Company”) (TSX: MFL) (NYSE AMEX: MFN) reminds investors that the Company will release its full year 2011 financial and operating results on Thursday, February 23, 2012 after markets close.

The investor conference call which was previously scheduled for Friday, February 24, 2012 will not be held due to the current Plan of Arrangement with Pan American Silver.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263